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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

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                                   AMENDMENT NO. 1
                                          TO
                                    SCHEDULE 14D-1

                          TENDER OFFER STATEMENT PURSUANT TO
                 SECTION 14(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                     -----------

                           AMERICAN MEDICAL RESPONSE, INC.
                              (Name of Subject Company)

                               MEDTRANS ACQUISITION CO.

                                     LAIDLAW INC.
                                      (Bidders)

                        COMMON STOCK, PAR VALUE $.01 PER SHARE
                            (Title of Class of Securities)

                                     027446 10 3
                        (Cusip Number of Class of Securities)

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                                    IVAN R. CAIRNS
                      SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                     LAIDLAW INC.
                               3221 NORTH SERVICE ROAD
                             BURLINGTON, ONTARIO L7R 3Y8

               (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on Behalf of Bidders)

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                                       Copy to:

                                  STEPHEN J. DRAGICH
                                SCHIFF HARDIN & WAITE
                                   7200 SEARS TOWER
                                  CHICAGO, ILLINOIS
                                    (312) 258-5692

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                                   AMENDMENT NO. 1
                                          TO
                                    SCHEDULE 14D-1

    This Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 relates to the offer by MedTrans Acquisition Co. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Laidlaw Inc., a Canadian corporation ("Laidlaw"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of American Medical Response, Inc. at a purchase price of $40.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 1997, and in the related Letter of Transmittal. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(8)    Press Released issued January 24, 1997.

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                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 1997      MEDTRANS ACQUISITION CO.


                             By: /s/ Ivan R. Cairns
                                 -------------------------------

                             Its: Senior Vice President
                                  ------------------------------

                                  LAIDLAW INC.


                             By: /s/ Ivan R. Cairns
                                 -------------------------------
                             Its: Senior Vice President
                                  ------------------------------

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                                    EXHIBIT (a)(8)

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                           LAIDLAW TO REFILE FOR AMR MERGER


January 24, 1997 . . . Burlington, Ontario. Laidlaw Inc. (NYSE:LDW.B) says that in order to allow the Antitrust Division of the U. S. Department of Justice and the U. S. Federal Trade Commission (FTC) sufficient time to complete the review of its cash offer for the outstanding shares of American Medical Response Inc.
(AMR), -- (NYSE:EMT) -- it intends to refile a Pre-merger Notification and Report Form under the Hart-Scott-Rodino Act on Monday, January 27, 1997.

A fifteen-day waiting period, for which Laidlaw has requested early termination, is required prior to the proposed merger being consummated.


                                         -30-


Contact:           1-800-563-6072   ext. 309
                   T.A.G. Watson
                   Vice President, Communications